SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM T-1

       STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

    CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO
                              SECTION 305(b)(2) |X|

                       WACHOVIA BANK, NATIONAL ASSOCIATION
               (Exact name of trustee as specified in its charter)

                                   22-1147033
                      (I.R.S. Employer Identification No.)

               301 SOUTH COLLEGE STREET, CHARLOTTE, NORTH CAROLINA
                    (Address of principal executive offices)

                                   28288-0630
                                   (Zip Code)

                      WACHOVIA BANK, NATIONAL ASSOCIATION,
                           ONE PENN PLAZA, SUITE 1414
                            NEW YORK, NEW YORK 10119
                    ATTENTION: CORPORATE TRUST ADMINISTRATION
                                 (212) 273-7012
            (Name, address and telephone number of agent for service)

                   MID-STATE CAPITAL CORPORATION 2005-1 TRUST
               (Exact name of obligor as specified in its charter)

                                    Delaware
         (State or other jurisdiction of incorporation or organization)

                                   Applied For
                      (I.R.S. Employer Identification No.)

                          c/o Wilmington Trust Company
              1100 North Market Street, Wilmington, Delaware 19890
                    Attention: Corporate Trust Administrator
                    (Address of principal executive offices)


                                      19890
                                   (Zip Code)


         Mid-State Capital Corporation 2005-1 Trust, Asset Backed Notes
                         (Title of indenture securities)

1. General information.

Furnish the following information as to the trustee:

a) Name and address of each examining or supervisory authority to which it is subject:

   Comptroller of the Currency
   United States Department of the Treasury
   Washington, D.C.  20219

   Federal Reserve Bank
   Richmond, Virginia 23219

   Federal Deposit Insurance Corporation
   Washington, D.C.  20429

b)    Whether it is authorized to exercise corporate trust powers.

   Yes.

2. Affiliations with obligor.

      If the obligor is an affiliate of the trustee, describe each such affiliation.

      None.

16. List of Exhibits.

         Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the "Act") and 17 C.F.R. 229.10(d).

1. Copy of Articles of Association of the trustee as now in effect. (Previously filed with the Securities and Exchange Commission on March 16, 1998 as an Exhibit to Form T-1 in connection with Registration Statement Number 333-47985.)

2. Copy of the Certificate of the Comptroller of the Currency dated March 4, 1998, evidencing the authority of the trustee to transact business. (Previously filed with the Securities and Exchange Commission on July 15, 1998 as an Exhibit to Form T-1 in connection with Registration Statement Number 333-59145.)

3. Copy of the Certification of Fiduciary Powers of the trustee by the Office of the Comptroller of the Currency dated April 7, 1999. (Previously filed with the Securities and Exchange Commission on May 20, 1999 in connection with Registration Statement Number 333-78927.)

4. Copy of existing by-laws of the trustee.(Previously filed with the Securities and Exchange Commission on April 30, 2001 in connection with Registration Statement Number 333-59848.)

6. Consent of the trustee required by Section 321(b) of the Act. (Previously filed with the Securities and Exchange Commission on April 30, 2001 in connection with Registration Statement Number 333-59848.)

7. Copy of latest report of condition of the trustee published pursuant to the requirements of its supervising authority. (Filed herewith.)



                                      NOTE

         The trustee disclaims responsibility for the accuracy or completeness of information contained in this Statement of Eligibility not known to the trustee and not obtainable by it through reasonable investigation and as to which information it has obtained from the obligor and has had to rely or will obtain from the principal underwriters and will have to rely.

                                    SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, Wachovia Bank, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 23rd day of November, 2005.



                                    WACHOVIA BANK, NATIONAL ASSOCIATION



                                        By:  /s/ PATRICIA O'NEILL
                                           -------------------------------------
                                        Name:  PATRICIA O'NEILL
                                        Title: VICE PRESIDENT

REPORT OF CONDITION                                                    EXHIBIT 7


                       Wachovia Bank, National Association
                        Statement of Financial Condition
                                  As of 6/30/05

Consolidating domestic and foreign subsidiaries of Wachovia Bank, N.A., at the close of business on June 30, 2005, published in response to call made by Comptroller of the Currency, under title 12, United States Code, Section 161. Charter Number 1 Comptroller of the Currency.

Statement of Resources and Liabilities

                                     ASSETS

                               Thousand of Dollars

Cash and balances due from depository institutions (from Schedule RC-A):
     Noninterest-bearing balances and currency and coin ..................................    13,340,000
     Interest-bearing balances ...........................................................       702,000
Securities:
     Held-to-maturity securities (from Schedule RC-B, column A) ..........................             0

     Available-for-sale securities (from Schedule RC-B, column D) ........................   114,033,000
Federal funds sold and securities purchased under agreements to resell
              Federal funds sold in domestic offices .....................................       145,000
       Securities purchased under agreements to resell ...................................     4,343,000
Loans and lease financing receivables (from Schedule RC-C):
     Loan and leases held for sale .......................................................    14,492,000
     Loan and leases, net of unearned income .............................................   227,612,000
     LESS: Allowance for loan and lease losses ...........................................     2,645,000

     Loans and leases, net of unearned income and allowance (item 4.b minus 4.c) .........   224,967,000

Trading assets (from Schedule RC-D) ......................................................    32,025,000
Premises and fixed assets (including capitalized leases) .................................     4,321,000
Other real estate owned (from Schedule RC-M) .............................................       136,000
Investments in unconsolidated subsidiaries and associated companies (from Schedule RC-M) .     1,131,000
Customers' liability to this bank on acceptances outstanding .............................       826,000
Intangible assets:
     Goodwill ............................................................................    19,699,000
Other intangible assets (from Schedule RC-M) .............................................     1,996,000
Other assets (from Schedule RC-F) ........................................................    27,373,000

                                    Total assets .........................................   459,529,000

                                   LIABILITIES

Deposits:

     In domestic offices (sum of totals of columns A and C from Schedule
     RC-E, part I) .......................................................................   284,231,000


       Noninterest-bearing ...............................................................    64,586,000
       Interest-bearing ..................................................................   219,645,000
     In foreign offices, Edge and Agreement subsidiaries, and IBFs (from Schedule
     RC-E, part II) ......................................................................    25,202,000
       Noninterest-bearing ...............................................................        65,000
       Interest-bearing ..................................................................    25,137,000
Federal funds purchased and securities sold under agreements to repurchase
         Federal funds purchased in domestic offices .....................................     3,546,000
         Securities sold under agreements to repurchase ..................................    28,940,000
Trading liabilities (from Schedule RC-D) .................................................    12,730,000
Other borrowed money (includes mortgage indebtedness and obligations under capitalized
  leases)(from Schedule RC-M) ............................................................    28,775,000

Bank's liability on acceptances executed and outstanding .................................       859,000
Subordinated notes and debentures ........................................................    13,323,000
Other liabilities (from Schedule RC-G) ...................................................    12,305,000
Total liabilities (sum of items 13 through 20) ...........................................   409,911,000
Minority interest in consolidated subsidiaries ...........................................     1,732,000




                                 EQUITY CAPITAL

Perpetual preferred stock and related surplus ............................................             0
Common stock .............................................................................       455,000
Surplus (exclude all surplus related to preferred stock) .................................    35,351,000
Retained earnings ........................................................................    11,494,000
Accumulated other comprehensive income ...................................................       586,000
Other equity capital components ..........................................................             0
Total equity capital (sum of item 23 through 27) .........................................    47,886,000
Total liabilities, minority interest and equity capital (sum of items 21, 22, and 28) ....   459,529,000